Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

NEWS RELEASE

FOR IMMEDIATE RELEASE May 24, 2005	Media Contacts: David Fish, Verizon Communications 202-515-2514 david.m.fish@verizon.com Peter Lucht, MCI 800-644-NEWS peter.lucht@mci.com

Verizon-MCI Combination Ensures Strong Competition,

Investment in Critical Infrastructure and

Next-Generation Services

Companies Tell FCC Transaction is in the Public Interest

WASHINGTON – The combination of Verizon Communications Inc. (NYSE:VZ) and MCI, Inc. (NASDAQ:MCIP) “will decisively benefit the public interest” both companies told the Federal Communications Commission today in their written response to comments filed with the agency by certain industry competitors and other interests earlier this month.

Verizon and MCI’s joint FCC filing says the combination will benefit the public “by creating a strong new competitor for enterprise customers nationwide, enhancing investment in the nation’s critical infrastructure, and establishing the nation’s most advanced broadband platform, capable of delivering next-generation multimedia services in markets across the country.”

Verizon News Release, page 2

Changes in Technology and Robust Competition

Noting that “profound changes in technology have brought about a convergence among wireline, voice, data, cable, wireless and satellite providers” that has “shattered the divisions between local and long distance and voice and data,” the joint comments state that “robust competition in all segments of the broad communications marketplace will not be harmed by this combination.”

Those who claim otherwise “turn back the clock more than 20 years and analyze the transaction using a framework that may have been appropriate at divestiture, but is obsolete today.” In fact, the two companies say, “[we] face intensifying competition from a growing number of significant market participants in all lines of business.”

Enterprise Market Highly Competitive

That is certainly the case in the competitive large enterprise market. “The combined company will be just one among many other competitors in what is widely recognized as the most competitive segment of the industry,” the Verizon-MCI comments state. “There is no credible risk that this transaction will foster a duopoly for large enterprise customers, or that the combined company will stop competing with its major rivals, including AT&T.

“To the contrary, the main purpose of the transaction is to promote even greater competition for these customers and to allow the combined company to compete more effectively nationwide.”

The FCC filing says MCI has only limited local fiber facilities in Verizon’s in-region service areas, and that “in virtually every area where they do exist there are already other competing carriers with comparable facilities, and in every location competing carriers are clearly capable of deploying facilities given that MCI itself did so.”

Verizon News Release, page 3

Intense Intermodal Competition

Mass market competition in Verizon’s territory is “particularly intense,” with cable telephony already offered to 23 million households, the filing states. Wireless carriers are “competing with wireline carriers for both lines and, even more significantly, for minutes of use.” Voice over Internet Protocol (VoIP) and other competitors also figure prominently. VoIP is currently available to more than 90 percent of U.S. homes with access to broadband. But, according to today’s joint comments, “[MCI’s] mass market business is in a continuing and irreversible decline.”

Verizon-MCI Share of Internet Traffic: Less than 10%

Verizon and MCI contend there is no credible claim that their combination will harm competition for Internet backbone or related services. Verizon currently has a “minor backbone” and “the combined firm would carry less than 10 percent of North American Internet traffic, which would make it only the fourth largest carrier of Internet traffic, in the middle of seven backbone providers of larger or comparable size.”

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of 212,000 in four business units: Domestic Telecom provides customers based in 28 states with wireline and other telecommunications services, including broadband. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 45.5 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

MCI, Inc. (NASDAQ:MCIP) is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry’s most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to www.mci.com.

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Verizon News Release, page 4

VERIZON’S ONLINE NEWS CENTER: Verizon news releases, executive speeches and biographies, media contacts, high quality video and images, and other information are available at Verizon’s News Center on the World Wide Web at www.verizon.com/news. To receive news releases by e-mail, visit the News Center and register for customized automatic delivery of Verizon news releases.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.